Exhibit 99.1

THE SECURITIES OFFERED FOR ISSUANCE IN THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAW OF ISRAEL [1968] OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION.  THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.  THE COMPANY SHALL BE ENTITLED TO REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED TO THE EXTENT THAT AN OPINION IS REQUIRED PURSUANT TO THE AGREEMENT UNDER WHICH THE SECURITIES WERE ISSUED.

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the "Agreement") is made and entered into as of August 17th, 2017 (the "Effective Date"), by and between EVIATION AIRCRAFT LTD., a company incorporated under the laws of Israel, Company #520043621 (the "Company"), with offices at HaOfeh 1, Kadima-Tzoran, Israel, and the investors identified in Schedule 1 attached hereto (each an "Investor" and together the "Investors"). The Company and the Investors each are referred herein as a "Party" and together as the "Parties".

Whereas,	the Company is a public company incorporated in Israel, whose shares are traded on the Pink Sheets; and

Whereas,
the Board of Directors of the Company (the "Board") has determined that it is in the best interests of the Company to raise capital by means of the issuance of up to 6,000,000 of the Company's Ordinary Shares, no par value ("Ordinary Shares") for the total aggregate investment in the Company from the Investors and other investors of up to Nine Million U.S. Dollars ($9,000,000), as more fully detailed below; and

Whereas	the Company has negotiated the terms of this Agreement with the Investors who are large shareholders of the Company; and

Whereas	the Board has also approved the terms of an agreement for future investment by others, in the form of Schedule 2 attached hereto; and

Whereas,
the Investors desire to invest in the Company and in exchange, the Company will issue the Purchased Shares (as defined below) to the Investors, all pursuant to the terms and conditions more fully set forth in this Agreement.

Now, Therefore, the Parties hereby agree as follows:

1.	THE INVESTMENT

1.1
Firm Closing. Subject to the terms and conditions of this Agreement, at a closing to be held within three business days following completion of all necessary corporate approvals as detailed in Section 5 hereof (the "Firm Closing"), the Company shall issue and sell to each Investor, and each Investor shall purchase from the Company, severally and not jointly, Ordinary Shares, at a price per share of $1.50 (the "Price Per Share"), for an aggregate purchase price of One Million U.S. Dollars ($1,000,000). The number of Ordinary Shares to be purchased by each Investor at the Firm Closing, and the aggregate purchase price to be paid in consideration for such Ordinary Shares are set forth opposite such Investor's name on Schedule 1 (the "Firm Shares").

1.2
Additional Closing. At any time prior to May 31, 2018, each Investor may also notify the Company that they wish purchase additional Ordinary Shares (the "Additional Shares" and, together with the Firm Shares, the "Purchased Shares") at the Price Per Share for aggregate proceeds not to exceed two Million five hundred thousand U.S. Dollars ($2,500,000) each (the "Maximum Additional Investment"), by executing and delivering a Notice to the Company.  Such closing of the investment for Additional Shares shall take place 5 business days in Israel after receipt of such notice or such other date as may be agreed by such Investor and the Company.  Schedule 1 to this Agreement and the Cap Table attached as Exhibit 1.3(b) shall be updated to reflect the Additional Shares purchased at each such Additional Closing and the identities of the investors purchasing such Additional Shares.

1.3
Capitalization Table.  The capitalization table of the Company on both a fully diluted and issued and outstanding basis as of immediately prior to the Firm Closing is attached as Exhibit 1.3(a) hereto. The capitalization table of the Company on both a fully diluted and issued and outstanding basis after giving effect to the Firm Closing, and on a pro forma basis assuming the issuance of the maximum number of Additional Shares, is attached as Exhibit 1.3(b) hereto.

1.4
Wiring Instructions. Each investment hereunder shall be made by the respective Investor by wire transfer of immediately available funds in the amount set forth opposite such Investor's name on Schedule 1 (i.e. the number of Purchased Shares multiplied by the Price Per Share) to the Company's bank account, the details of which are as follows (the "Company's Bank Account"):

Account Name:                              Eviation Aircraft Ltd
Swift:                                               IDBLILIT

For transfers in Euros
Account Number:                          0140065468
IBAN:                                              IL90 0110 4400 0014 0065 468

For transfers in USD
Account Number:                          0140065166
IBAN:                                              IL96 0110 4400 0014 0065 166

For transfers in NIS
Account Number:                          0140065166
IBAN:                                              IL96 0110 4400 0014 0065 166

In the event that the Investors choose to invest in any currency other than US dollars, the exchange rate for such purchase shall be based on the closing exchange rate published by the Bank of Israel on the last business day of the calendar week before the Closing.

1.5
The issuance and delivery to the Investors of the Purchased Shares within 5 days after Closing shall be evidenced by electronic share certificates issued in the name of the Investor bearing appropriate legends.

1.6
The Purchased Shares to be issued pursuant to this Agreement shall be newly, duly and validly issued, fully paid and non-assessable, and shall be restricted for trade and sale according to the legend set forth below in Section 3.5.

1.7
The Investors shall have piggyback registration rights with respect to registrations by the Company and after filing the Company's next Form 20-F, as provided in the Registration Rights Agreement in the form attached hereto as Schedule 3.  Nothing herein shall require the Company to provide financial statements different from or earlier than required under applicable law and/or stock exchange rules.

2.	AFFIRMATIVE COVENANTS

2.1
Use of Proceeds. The Investment Amount shall be used by the Company as determined by the Board of the Company including, but not limited to, for ongoing business operations, research and development, recruitment of employees and strategic partners, and repayment on a pro rata basis of shareholders' loans.

2.2
Immediately following the execution of this Agreement, the Company and the Investors shall file, in full cooperation, an application with the Ministry of Economy for funding (the "Funding") pursuant to the "program to encourage investments in venture-backed companies in the field of alternative fuels for transportation" (the "Program") and shall make their best efforts to receive the Program's approval.  Upon receipt of the Program's approval and Closing of the transactions contemplated by this Agreement, this Agreement and the transactions contemplated hereby shall be subject to the terms of the Program, including the provisions of the CEO of the Ministry of Economy circular (8.21) in respect of the "program to encourage investments in venture-backed companies in the field of alternative fuels for transportation" dated December 12, 2013. The Funding shall comply with the terms of the Program as they may be in effect from time to time, including, if applicable, with respect to the terms of any debt financing, the issuance of warrants to shareholders who repay any Funding on behalf of the Company as permitted by the terms of the Program, etc.

3.	REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor hereby represents and warrants, severally and not jointly, to the Company as follows:

3.1
The Investor has full power and authority and has taken all required action necessary to permit it to execute and deliver and to carry out the terms of this Agreement and this Agreement is valid and binding upon it.

3.2	The consummation of the transactions contemplated hereunder and the performance by such Investor do not violate the provisions of any applicable law or instrument to which the Investor is a party.

3.3
The Investor is aware of the Company's and its subsidiary's business affairs and financial condition and has acquired sufficient information about the Company and the subsidiary to reach an informed and knowledgeable decision to acquire the Purchased Shares. The Investor has had an opportunity to discuss the Company's and the subsidiary's business, management, financial affairs and the terms and conditions of the offering of the Purchased Shares with the Company's management. The Investor is an experienced investor and has reviewed and inspected all of the data and information made available to it by the Company and the subsidiary in connection with the execution of this Agreement. The Investor is aware that the Company is in the development stage and that it has a short operating history in the Company's current business, and that the purchase of Purchased Shares contemplated hereby involves substantial business risk, should be regarded as highly speculative and may cause it substantial or total loss of its investment. The Investor is able to bear the economic risk of an investment in the Purchased Shares and could afford a complete loss of its investment. The Investor has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in a transaction such as this one and has evaluated the risk of investing in the Purchased Shares. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4 of this Agreement or the right of the Investor to rely thereon.

3.4
Other than the Company's public reports, and the terms, representations and warranties contained in this Agreement, no additional material information, representation, assurance and/or forecast with respect to the Company's business activity were given to the Investor by the Company and/or the Company's representatives. In deciding to enter into this Agreement, the Investor did not rely on any information or documentation not disclosed in this Agreement or that is not publicly disclosed.

3.5
The Investor acknowledges that the offer and sale of the Purchased Shares issued to the Investor hereunder have not been registered under the US Securities Act of 1933, as amended (the "Act"), or the securities laws of any other country, or the securities laws of any state or regulatory body in the US or in Israel and are being offered and sold in reliance upon exemptions from the registration requirements of the Act, and such Purchased Shares may not be transferred or resold without registration under such laws unless an exemption is available. The Investor is aware the Company's ordinary shares have not traded since February 2016. The Purchased Shares will be imprinted with a legend in substantially the following form:

"THE OFFER AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER SUCH ACT AND UNDER ANY APPLICABLE STATE SECURITIES LAWS UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND STATE SECURITIES LAWS IS AVAILABLE."

3.6	The Investor is acquiring the Purchased Shares for investment and not with a view to the resale or distribution thereof and is acquiring such securities for its own account.

3.7	The Investor is not a U.S. person (as defined in Section 902 of Regulation S promulgated under the Act).

3.8
None of the "Bad Actor" disqualifying events described in Rule 506(d)(1)(i) to (viii) promulgated under the Act (each a "Disqualification Event") is applicable to the Investor or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or 506(d)(3) is applicable.  For purposes of this Agreement, "Rule 506(d) Related Party" shall mean a person or entity that is a beneficial owner of the Investor's securities for purposes of Rule 506(d) of the Securities Act of 1933.

3.9
The Investor acknowledges that as a result of the receipt of Purchased Shares to be issued pursuant to this Agreement, he/it may be deemed an "affiliate" of the Company as defined under the Act, and undertakes to comply with any applicable law in connection to his status as an "affiliate".

3.10
To the Investor's knowledge, it is not currently the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the United Nations Security Council ("UNSC"), the European Union ("EU"), Her Majesty's Treasury ("HMT"), or other relevant sanctions authority (collectively, "Sanctions"), nor located, organized or resident in a country or territory that is the subject of Sanctions.

4.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY The Company (with respect to itself and its subsidiary) represents, warrants, covenants and agrees that:

4.1	The Company is a public company incorporated in Israel and the Company's shares are listed for trade in the United States on the Pink Sheets.

4.2
The consummation of the transactions contemplated hereunder and the performance of this Agreement by the Company do not violate the provisions of the currently in effect articles of association of the Company or any applicable law, and will not result in any breach of, or constitute a default under, any agreement or instrument to which the Company is a party or under which it is bound.

4.3
Subject to the receipt of the Board and Company shareholders' approval prior to Closing, the Company has full power and authority and has taken, or will take prior to the Closing, all required actions necessary to permit it to execute and deliver and to carry out the terms of this Agreement, and this Agreement is valid and binding upon the Company. The Company shall take all reasonable actions required to fulfill all the conditions set forth in Section 5 below as soon as possible following the execution of this Agreement.

4.4
Except as explicitly provided herein and in the legend required by Section 3.5, the Purchased Shares to be issued pursuant to this Agreement shall be fully paid, free and clear of any security interests, liens, proxies, voting trusts and other voting arrangements, calls, third party rights or other commitments of any kind.

4.5
The Company's fully diluted and as issued and outstanding capitalization table immediately prior to and after the Firm Closing, and on a pro forma basis assuming the issuance of the maximum number of Additional Shares, is attached as Exhibit 1.3(a) and Exhibit 1.3(b), respectively, where fully diluted means after giving effect to all outstanding options, warrants, and other securities convertible into shares of the Company, assuming full exercise of all such instruments.

4.6
Neither this Agreement nor any certificate or other document made or delivered in connection herewith, contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

4.7
The execution and delivery by the Company of this Agreement and the performance by the Company of the transactions contemplated hereby, do not and will not require the Company to effectuate or obtain any registration with, consent or approval of, or notice to any federal, state or other Israeli or US governmental authority or regulatory body, other than periodic and other filings under the Exchange Act. The parties hereto agree and acknowledge that, in making the representations and warranties in the foregoing sentence of this Section, the Company is relying (among other things) on certain representations and warranties made by the Investors in Section 3.

4.8
The offering, issuance, sale and delivery of the Purchased Shares are exempt from the registration and prospectus delivery requirements of the Act, are being made in compliance with all applicable federal and (except for any violation or non-compliance that could not reasonably be expected to have a material adverse effect on the business of the Company) state laws and regulations in the US and Israel concerning the offer, issuance and sale of securities, and are not being issued in violation of any preemptive or other rights of any shareholder of the Company. In making the representations and warranties in the foregoing sentence of this Section, the Company is relying (among other things) on certain representations and warranties made by the Investors in Section 3.  Neither the Company nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offer and/or sale of the Purchased Shares to be issued under this Agreement to be integrated with prior offerings by the Company for purposes of the Act.

4.9
As of their respective dates, the Company's filings with the United States Securities and Exchange Commission ("Filings") did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of the Company included or incorporated by reference in such Filings have been prepared in accordance with applicable accounting requirements and the published rules and regulations under the Exchange Act, and fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of operations for the periods then ended. To the Company's best knowledge, it is not subject to any investigation with respect to any failure related to the Filings.

5.	CONDITIONS PRECEDENT

5.1
The transfer of the amount to be invested at a Closing by each Investor and issuance of the Purchased Shares by the Company, shall be subject to the completion of all of the following conditions and delivery of all of the following approvals and instruments, all to the full satisfaction of all the Investors:

5.1.1	Approval of this Agreement by the Company's Board ("Board Approval").

5.1.2	Approval of this Agreement by the Company's shareholders ("Shareholders Approval").

5.1.3	Fully executed Registration Rights Agreement by the Company.

A failure to obtain the aforementioned approvals shall not subject the Company to any liability, provided that such failure is not a result of the failure of the Company to perform any of its obligations under this Agreement.

5.2
Within 5 business days in NY after the receipt by the Company of the Investment, the Company shall deliver to each Investor an electronic share certificate issued by the Company's transfer agent and bearing appropriate legends with respect to the Purchased Shares.

5.3
To the extent that the conditions specified in this Section shall have not been obtained by the end of the day (Israel Time) of October 2, 2017, this Agreement may be terminated and null and void by a notice of the Investors to the Company, without any liability or penalty.

6.	TAXES AND EXPENSES

Each Party will bear its own taxes and expenses resulting from this Agreement.

7.	MISCELLANEOUS

7.1
This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subject matter hereof and supersedes and cancels any prior or contemporaneous agreements, understandings or discussions.

7.2	Any term of this Agreement may be amended or waived with the prior written consent of the Company and the Investors.

7.3
This Agreement shall be governed by the laws of the State of Israel, without regard to the principles of conflict of law thereof.  Exclusive jurisdiction is hereby granted to the courts of Tel Aviv-Jaffa, Israel.

7.4	Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and are binding upon, the successors, assigns, heirs, executors, and administrators of the Parties.

7.5	None of the rights, privileges, or obligations of either Investor set forth in this Agreement may be assigned or transferred by such Investor without the prior consent in writing of the other Parties.

7.6	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

7.7	All non-public information received by the Investors from the Company shall be maintained by the Investors in strict confidence.

7.8
All notices and other communications required or permitted hereunder to be given to a Party to this Agreement shall be in writing and shall be delivered by email, fax or hand delivery or by guaranteed courier, addressed to such Party's address as set forth next to such Investor's name in Schedule 1 hereof or with respect to the Company as set forth below or at such other address as such Party shall have furnished to each other Party in writing in accordance with this provision:

7.9 If to the Company:	Liza Ohayon Chief Financial Officer 1 Ha'Ofeh Street Kadima-Tzoran, Israel 6092000 Fax: 972-8-915-7234
With a copy to:	Pearl Cohen Zedek Latzer Baratz 1 Azrieli Center, Round Tower, 18th floor Tel Aviv, Israel Attn: Hili Rashkovan, Adv. & Benjamin Waltuch, Adv. Fax: 972-3-607-3778

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first hereinabove set forth.

EVIATION AIRCRAFT LTD. By: /s/ Omer Bar-Yohay Name: Omer Bar-Yohay Title: CEO	A.O. TZIDON (1999) Ltd: /s/ Aviv Tzidon By: Aviv Tzidon Title: Director
MICHAEL ILAN MANAGEMENT AND INVESTMENTS LTD. By: /s/ Arrow Pride Name: Arrow Pride Title: Chief Technology Officer

Schedule 1

Name and Address	Investment Amount:	Number of Purchased Shares	Date
A.O. Tzidon Ltd. Address: Zlocisty 12 Tel-Aviv, 62994 Telephone: 052-5888818 Facsimile: Email: Aviv@phinergy.com	$500,000	333,333	Firm Closing
Michael Ilan Management and Investments Ltd. Address: P.O. Box 5062, Kadima, Israel 6092000 Telephone: 072-2220040 Facsimile: Email: liora@imsi.co.il	$500,000	333,333	Firm Closing

SCHEDULE 2
FORM OF SHARE PURCHASE AGREEMENT FOR INVESTMENTS BY OTHER INVESTORS

SCHEDULE 3
FORM OF REGISTRATION RIGHTS AGREEMENT